

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 30, 2024

Kirsten Spears
Chief Financial Officer
Broadcom Inc.
3421 Hillview Ave
Palo Alto, CA 94304

   Re: Broadcom Inc.
    Form 10-K
    Filed December 14, 2023
    Form 8-K
    Filed December 7, 2023
    File No 001-38449

Dear Kirsten Spears:

  We have limited our review of your filings to the financial statements and related disclosures and have the following comment(s).

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Form 8-K filed December 7, 2023

Exhibit 99.1, page 1

1. We note you present the non-GAAP financial measures, Adjusted EBITDA and Adjusted EBITDA Margin, but do not present the most directly comparable GAAP measures, Net Income and Net Income Margin, with equal or greater prominence. We also note you present Non-GAAP diluted EPS before you present the most directly comparable GAAP measure, GAAP diluted EPS. For each non-GAAP financial measure you present, please revise future filings to present the most directly comparable GAAP measure with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

2.   We note your non-GAAP reconciliations of Adjusted EBITDA begin with Net Income on a non-GAAP basis rather than with the most directly comparable GAAP measure, Net Income. For each Non-GAAP reconciliation you present, please revise future filings to begin the reconciliation with the appropriate and most directly comparable GAAP measure as required by Item 10(e)(1)(i)(B) of Regulation S-K and Questions 102.10(b) and 103.02 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kevin Stertzel at 202-551-3723 or Anne McConnell at 202-551-3709 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing